SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934


                              TONGA CAPITAL CORP
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                 890233307
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                                 (CUSIP Number)

                            ULTIMATE INVESTMENTS CORP
                     (and Shortline Equity Partners, Inc.)
                               ATTN: LANCE BALLER
                             3926 South Magnolia Way
                              Denver, CO 80237
                              Phone: 303 470-0055
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               June 30, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                 SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Ultimate Investments Corp and Shortline Equity Partners, Inc.
      11-3716572

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [_]

      (b) [X]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      Working Capital
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
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                  7     SOLE VOTING POWER

                        765,400*
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,860,000*
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               765,400*
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,860,000*


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*Excluding warrants and conversion rights totalling 300,000 shares.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Ultimate Investments Corp - 765,400 shares
      Shortline Equity Partners, Inc. - 2,860,000 shares

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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.6%
- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- ------------------------------------------------------------------


                                 SCHEDULE 13D/A

ITEM 1. SECURITY AND ISSUER

     This schedule related to the disposition of beneficial ownership of Common Stock of Tonga Capital Corp. (hereinafter the "Company", whose principal place of business is located at 3027 Marina Bay Dr., Suite 105, League City, TX 77573, of which Reporting Person retired 12,514,600 shares of Common Stock to treasury from the Company on June 30, 2006 in exchange for a $400,000 Promissory Note. Such shares are the subject of this report.

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ITEM 2. IDENTITY AND BACKGROUND

Not Applicable.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Debt issued by Tonga Capital Corp.

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ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Entity purchased the securities (13,280,000 shares), as part of a change in control of Tonga Capital Corp, on June 26, 2004. In addition its affiliate reporting hereunder, Shortline Equity Partners, LTD, purchased 2,860,000 shares of common stock of Tonga Capital Corp.

Ultimate Investments Corp surrendered 12,514,600 shares to treasury in exchange for a Promissory Note for $400,000 issued by Tonga Capital Corp. in June 2006. Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the following items listed in (a) - (j) of Item 4 of Form 13(d), except through an affiliate, Elevation Fund LLC, reporting persons have options to purchase 50,000 shares @ $1.00 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of the filing of this Schedule, Reporting Person (through affiliation) is deemed to beneficially own 3,625,400 shares of Common Stock of the Company, representing 7.6% of the issued and outstanding Common Stock.

     765,400 shares are held by Ultimate Investment Corp of which Lance Baller is beneficial owner and 2,860,000 shares are held by Shortline Equity Partners LTD. of which, Lance Baller is Beneficial Owner

         Aggregate number of options owned:           50,000 (through Elevation
Fund)
         Percent of outstanding options owned:        Less than 1%

     (b) Sole Power of voting for Reporting Entity:

765,400 (not including warrants or conversion rights)

(shares owned by Ultimate Investment Corp) 2,860,000 shares are owned by Shortline Equity Partners LTD. in which, of both, Lance Baller is Beneficial Owner and therefore the shares re deemed as shared voting power of 2,860,000 shares or 7.6% excluding warrants and conversion rights.

     (c) Transactions in securities in the past
         60 days for Reporting Person:                0

         In connection with the Elevation Fund Bridge Loan (which Elvation Fund is controlled by Lance Baller) Elevation Fund has 50,000 warrants to purchase shares and a right to convert a $250,000 loan to stock @ $1.00 per share.

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e)  Not applicable.
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                                     Page 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as contained in the Share Purchase Agreement there are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 10.1  - Plan and Agreement of Reorganization
     Exhibit 10.2 -  Amendment to Plan and Agreement of Reorganization

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: July 25, 2006


                                                  Ultimate Investments Corp.

                                                  /s/Lance Baller
                                                  ----------------------
                                                  Lance Baller, President




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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